INVEST IN MOJO LICENSING

Official NFL, MLB, NBA, NHL, NCAA, and PGA Tour branded backpacks and luggage



LEAD INVESTOR ⌃

Zack Fleishman

Mojo Licensing has the market nearly cornered for sports merchandise and travel goods. Mojo has already demonstrated the ability to sign the big licenses, get into the largest retailers, and continue to innovate the company during a pandemic. With incredibly strong revenues over $8 million and carrying over 7,000 SKUs in stock at all times, Mojo is a serious player in the industry. With Mario at the helm, Mojo Licensing has a bright future that we expect to grow significantly in the coming years. Great opportunity here and we are proud to support this campaign!

Invested $5,000 this round

mojosportsbags.com   Santa Ana CA

Retail | Main Street | Entertainment | Recreation | B2C

OVERVIEW   UPDATES 3   WHAT PEOPLE SAY 47   ASK A QUESTION 14

Highlights

1. We sell NFL, MLB, NBA, NHL, NCAA, Team USA Olympics, and PGA Tour branded backpacks and luggage.

2. We tap into two multi-billion $ industries: licensed sports merchandise and travel goods.

3. Our competitive landscape has high barriers to entry and virtually no competition.

4. Current distribution - Fanatics, Amazon, Target, Bed Bath, Home Goods, Home Depot, team stores

5. Just signed a deal with the PGA Tour, which includes golf bags.

6. Recent deal with Shark Wheels to use the revolutionary wheels on golf bags and select sports bags.

7. Poised for explosive growth through Digital Marketing to drive consumer awareness and direct to consumer sales.

8. 5 years from now, we want to be known as the one stop shop for ALL sports bags and luggage.

Our Team



Mario Simonson President / Founder

Mario leveraged his relationships in the sports industry to secure licenses from the



... have leveraged his relationships in the sports industry to secure licenses from the NFL, NBA, MLB, NHL, and NCAA to create MOJO. Mario previously started and sold two highly successful, multi-million dollar companies.

What better way to support your favorite team than by using a team branded bag! A team branded bag also makes it easier to identify your bag at the airport, shows where you are from, and serves as a great conversation starter.



Adrian Degroot   CEO

Adrian was President of NBA Properties, which included Licensing, Sponsoship, Team Services, and NBA Entertainment. Adrian oversees the strategic direction of MOJO.



Bonnie Bellingham   Corporate Sales Manager

Bonnie has 20 years of corporate sales experience in the sports industry (NFL, NBA, MLB, and Olympics). Bonnie is responsible for bulk sales to third party retailers, businesses, organizations, and teams for MOJO.

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Go to School with Your Team. Go to Work with Your Team. Go on Vacation with Your Team. BE A PART OF YOUR TEAM!



I'm a big sports fan and I love to travel. So I thought, "What better way to support my favorite team than by using a 49ers carry-on?" It would also make it easy to identify my bags at the airport.

I leveraged the relationships I built during my first company to secure licensing rights from all the major professional sports leagues. **MOJO is the official licensee for the NFL, NBA, MLB, NHL, NCAA (top 150 schools), Team USA Olympics, and PGA Tour** branded backpacks and luggage. It is very difficult and expensive to obtain a full spectrum of sports licenses. In fact, we are the only company with licenses from **ALL** the major professional sports leagues for all bags and luggages. However, having an all-inclusive menu makes MOJO a one stop shop. Since inception in 2017, we have built out our sports licensing offerings, product line, personnel, Southern California warehouse operations, and third-party retail distribution channels.

We currently sell our products through **Fanatics, Amazon, Dicks, Target, Bed Bath & Beyond, Home Depot, and team stores.** MOJO has grown sales every year; except during the pandemic when most sporting events and leisure travel were paused.





Where We Are Headed...

We have the biggest sports licenses. We have the products that people want. We are in all the major retailers. Now we need to add fuel to the fire by making a big investment in marketing. Up until this point, MOJO has only marketed its products through discount programs with third party retailers. However, a strategic digital marketing plan will generate consumer interest, as well as drive direct to consumer sales. Most sports fans don't even know that they can buy an overnighter with their favorite team on it. In addition, we hope that direct to consumer sales will expand our market reach, and more importantly, yield double the profit margins (not guaranteed).

Five years from now, we want to be known as THE one stop shop for all sports bags. When someone wants to buy a Raiders backpack, we want them to immediately think of MOJO and go to mojosportsbags.com.



Join Our Team

Once the pandemic is under control, and sporting events and travel behavior resume, MOJO will be able to harness its licensing assets and launch sales. People are tired of the endless cycle of mundane weekends and video happy hours. People are tired of spending money on home improvement and groceries. People are eager to resume their former lifestyles, where vacations and sports were favorite pastimes. A targeted marketing campaign on Facebook and Instagram will create excitement and sales from people who are eager to go back to the office, travel, and school.

The hardest part of building this business has been done. We have assembled all of the biggest sports licenses: the NFL, NBA, MLB, NHL, NCAA (top 150 schools), Team USA Olympics, and PGA Tour. **We compete in the $31 billion dollar travel industry and $15 billion dollar sports merchandise industry with no direct competition.** We are in stock in over 7,000 different styles 100% of the time, for all teams and products, without having to maintain inventory in all styles because our products are finished in-house. We are set up to do 10x the current sales volume without a material increase in expenses due to our automated systems and electronic integration with retailers.

We love the company we have built. We are proud of how far we have come in a short timeframe. We are now at an inflection point in our business, ready for explosive growth with a laser focus on marketing. By generating awareness and interest, as well as driving direct to consumer sales, we believe we can increase sales by many multiples over the next few years. We hope you will invest in our growth at this exciting time and join the MOJO team!



Definitions:
Sales: Total sales generated by the business
Gross Profit: Sales less Cost of Revenues (ie. Cost of Goods Sold).
Operating Expenses: Cost to operate the business.

How to interpret the Graph:
When Gross Profit exceeds Operating Expenses, the business starts generating income.

MOJO's Performance:
MOJO grew sales every year since inception in 2017. In 2020, MOJO was hard hit by both the travel and sports industries due to the Pandemic. During the paused economy, MOJO cut costs by moving out of a third-party logistics warehouse into our own warehouse. MOJO also consolidated its office into its warehouse. This reduced freight costs as our warehouse is 4 hours closer to the Port of Long Beach, warehouse/office rental and labor costs, and streamlined our logistics operation.

With the economy slowly reopening, we expect Gross Profits to exceed 2019 levels in the near future. Given our current cost structure, we are expecting to start generating a profit in the near future. In addition, we are raising funds now to implement a strategic marketing plan on social media to drive customer awareness and direct to consumer sales in the latter half of 2021. Up until this point, MOJO's marketing has been limited to discounts given to third party retailers. However, most people don't even know that they can buy a 49ers duffel. Five years from now, we want to be known as THE sports bag company.






SLAM DUNK!
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ALL STAR
TOUCHDOWN!
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CHICAGO BULLS











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Travel with your Team
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PGA Tour Golf Bag
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Mojo Licensing has signed a multi-year



contract with Shark Wheel. The Shark Wheel is the reinvention of the wheel as seen on Shark Tank and the Discovery Channel. There are significant advantages from a marketing perspective, as well as a performance perspective.

Shark Wheels allow for easier maneuverability at airports, over obstacles and through carpet, grass and other common terrains...and they're a head turner!

SHARK WHEEL

Advantages have been scientifically proven by San Diego State University, Mechanical Engineering Department. Lab tested and real-world proven.

- **Rough Terrain.** The best wheel over rough terrain. The sine wave shape tends to push pebbles and small objects out of the way. Traditional circular wheels act like steamrollers and tend to go *over* objects, while Shark Wheels tend to move *around* objects.
- **Approach Angle/Smoother Rolling**. The unique 30-degree approach angle of the Shark Wheel reduces shock and allows for a smoother ride. When going over cracks in the street, elevator joints, or any other obstacle, shock is reduced.
- **Lasts Longer.** Scientifically tested to last 50% longer. Shark Wheel has multiple center points compared to one center point on a traditional wheel.
- **Less Rolling Resistance.** 57% less friction when in motion. Easier to roll with less effort.

AS SEEN ON
ESPN
FOX
Walmart
FedEx
SHARK TANK
HARLEY-DAVIDSON
Discovery Channel
SkyValet
Samsonite
COMING SOON
SPORTS LUGGAGE - WITH SHARK WHEELS
WITH YOUR FAVORITE TEAM & UNIVERSITY LOGOS
NFL
NHL
NBA
LSU
umiami
LAKERS
AND SO MUCH MORE.

Shark Wheel Corporate Video
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